

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 9, 2016

Roger Rowe
Chief Executive Officer
TigerLogic Corporation
1532 SW Morrison Street, Suite 200
Portland, OR 97205

>   **Re: TigerLogic Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed February 19, 2016**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 4, 2016**
>   **File No. 000-16449**

Dear Mr. Rowe:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Peter Cancelmo, Esq.
        Garvey Schubert Barer